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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hanson, Gregory P.
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/13/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Finance
   CFO and Secretary

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                           Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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       1)Title of Security              2)Trans-      3.Trans-     4.Securities Acquired(A)      5)Amount of    6)      7)Nature of
                                         action        action        or Disposed of (D)           Securities             Indirect
                                          Date         Code                   A                  Beneficially   D       Beneficial
                                         (Month/                              or                   Owned at     or       Ownership
                                        Day/Year)     Code V       Amount     D     Price        End of Month   I
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
Class A Common Stock, no par value                                                                   6,100       D         Direct
Class A Common Stock                                                                                16,252       D         Direct

                           Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
                                                    Owned (Columns 1 through 6)
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    1)Title of Derivative       2)Conversion    3)Trans-       4)Trans-   5)Number of Derivative            6)Date Exercisable and
         Security               or Exercise      action         action   Securities Acquired (A)                Expiration Date
                                  Price of       Date            Code      or Disposed of (D)
                                 Derivative

                                  Security                     Code  V   A                    D             Exercisable  Expiration
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
Incentive Stock Option (right     $0.7200                                                                                 02/19/09
to buy)
Incentive Stock Option (right     $1.0625                                                                                 07/27/08
to buy)
Incentive Stock Option (right     $1.1600       03/13/03        A (1)    50,000                                           03/13/13
to buy)
Incentive Stock Option (right     $3.2900                                                                                 03/14/12
to buy)
Non-Qualified Stock Option        $0.3000                                                                                 02/19/09
(right to buy)
Non-Qualified Stock Option        $1.5500                                                                                 02/09/09
(right to buy)
Non-Qualified Stock Option        $2.4701                                                                                 03/10/10
(right to buy)
Non-Qualified Stock Option        $3.5700                                                                   03/15/01      03/15/11
(right to buy)

                           Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
                                                Owned (Columns 1,3 and 7 through 11)
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    1)Title of Derivative       3)Trans-          7)Title and Amount                 8)Price     9)Number of      10)   11)Nature of
          Security               action            of Underlying                     of Deri-     Derivative              Indirect
                                 Date                Securities                       vative     Securities       D      Beneficial
                                                                       Amount or     Security    Beneficially     or     Ownership
                                                                       Number of                   Owned at       I
                  -                                    Title             Shares                  End of Month
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
Incentive Stock Option (right                   Class A Common Stock    150,000                    150,000        D        Direct
to buy)
Incentive Stock Option (right                   Class A Common Stock    100,000                    100,000        D        Direct
to buy)
Incentive Stock Option (right   03/13/03        Class A Common Stock     50,000                     50,000        D        Direct
to buy)
Incentive Stock Option (right                   Class A Common Stock     50,000                     50,000        D        Direct
to buy)
Non-Qualified Stock Option                      Class A Common Stock      4,748                      4,748        D        Direct
(right to buy)

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
Non-Qualified Stock Option                      Class A Common Stock     50,000                    50,000         D        Direct
(right to buy)
Non-Qualified Stock Option                      Class A Common Stock     75,000                    75,000         D        Direct
(right to buy)
Non-Qualified Stock Option                      Class A Common Stock     50,000                    50,000         D        Direct
(right to buy)

Explanation of Responses:

(1)
Options vest as follows: One third vest one year from the date of grant, the final two thirds vest daily thereafter through the third anniversary of the option grant.

SIGNATURE OF REPORTING PERSON
/S/ Hanson, Gregory P.
DATE 03/14/03

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